August 19, 2021

Ryan Sutcliffe
U.S. Securities and Exchange Commission (the “SEC,” or the “Commission”)
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:  T. Rowe Price Exchange-Traded Funds, Inc. (“Registrant”)
on behalf of the following series:
T. Rowe Price QM U.S. Bond ETF (“TAGG”)

T. Rowe Price Total Return ETF (“TOTR”)

T. Rowe Price Ultra Short-Term Bond ETF (“TBUX”)

(each a “Fund” and together, “Funds”)
File Nos.: 333-235450/811-23494

Dear Mr. Sutcliffe:

The following is in response to your comments provided on August 17, 2021, regarding the Registrant’s registration statement filed on Form N-1A on June 4, 2021 (the “Registration Statement”) and the Registrant’s July 28, 2021 response letter (“Response”). Your comments and our responses are set forth below.

1. Comment: Please provide fees and expenses as well as the expense example.

Response: Please see the fees and expenses as well as the expense example for each Fund below.

QM U.S. Bond ETF

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the fund. You may also incur brokerage commissions and other charges when buying or selling shares of the fund, which are not reflected in the table or the example below.

Fees and Expenses of the Fund

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fees	0.08%

Other expenses	0.00	[a]

Total annual fund operating expenses	0.08

a Other expenses are based on estimated amounts for the current fiscal year.

Example This example is intended to help you compare the cost of investing in the fund with the cost of investing in other funds. The example assumes that you invest $10,000 in the fund for the time periods indicated and then sell all of your shares at the end of those periods, that your investment has a 5% return each year, and that the fund’s fees and expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 year	3 years
$8	$26

Total Return ETF

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the fund. You may also incur brokerage commissions and other charges when buying or selling shares of the fund, which are not reflected in the table or the example below.

Fees and Expenses of the Fund

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fees	0.31%

Other expenses	0.00	[a]

Total annual fund operating expenses	0.31

a Other expenses are based on estimated amounts for the current fiscal year.

Example This example is intended to help you compare the cost of investing in the fund with the cost of investing in other funds. The example assumes that you invest $10,000 in the fund for the time periods indicated and then sell all of your shares at the end of those periods, that your investment has a 5% return each year, and that the fund’s fees and expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 year	3 years
$32	$100

Ultra Short-Term Bond ETF

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the fund. You may also incur brokerage commissions and other charges when buying or selling shares of the fund, which are not reflected in the table or the example below.

Fees and Expenses of the Fund

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fees	0.17%

Other expenses	0.00	[a]

Total annual fund operating expenses	0.17

a Other expenses are based on estimated amounts for the current fiscal year.

Example This example is intended to help you compare the cost of investing in the fund with the cost of investing in other funds. The example assumes that you invest $10,000 in the fund for the time periods indicated and then sell all of your shares at the end of those periods, that your investment has a 5% return each year, and that the fund’s fees and expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 year	3 years
$17	$55

2. Comment: (Global, Response 14) Please delete “more” in the following sentence: “This adverse effect in liquidity for fund shares may in turn lead to wider bid/ask spread or premiums with the result that investors may more receive less than the underlying value of the fund shares bought or sold or less.”

Response: The Registrant will revise the sentence as reflected: “This adverse effect in liquidity for fund shares may in turn lead to wider bid/ask spread or premiums with the result that investors may receive less than the underlying value of the fund shares bought or sold or less.”

3. Comment: (TOTR, Response 16) Please delete “either” in the following sentence: “The fund relies on a classification by either an unaffiliated third-party data provider to determine which countries are emerging markets.” Additionally, please provide an emerging market countries definition that either refers to a specific index or provides the emerging market countries.

Response: The Registrant will revise the referenced sentence as reflected: “The fund relies on a classification by an unaffiliated third-party data provider to determine which countries are emerging markets.”

The Registrant will revise the definition in Item 9 of the Principal Strategies section of the prospectus to the following:

For purposes of determining whether a particular country is considered a developed market or an emerging market, the fund considers a country to be an emerging market if it is either included in an emerging market index published by JP Morgan or not included in the International Monetary Fund’s listing of advanced economies. The data providers use various criteria to determine the country to which a security is economically tied. Examples include the following: (1) the country under which the issuer is organized; (2) the location of the issuer’s principal place of business or principal office; (3) where the issuer’s securities are listed or traded principally on an exchange or over-the-counter market; and (4) where the issuer conducts the predominant part of its business activities or derives a significant portion (e.g., at least 50%) of its revenues or profits.

4. Comment: (TOTR, Response 18) It appears that the fund may invest significantly in collateralized loan obligations (“CLO”) and privately issued mortgage backed-securities (“private MBS”). Given the liquidity profile of these instruments, please explain how the fund determined that its investment strategy is appropriate for the open-end structure. Your response should include information concerning the relevant factors referenced in the release adopting Rule 22e-4 under the Investment Company Act of 1940 (“1940 Act”). Your response may also include general market information on the type of investments you intend to hold. Refer to Release 32315 at page 154-155.

Response: In compliance with Rule 22e-4 under the 1940 Act, the Funds adopted a liquidity risk management program (the “Liquidity Program”). T. Rowe Price, as administrator of the Liquidity Program, completed a prelaunch liquidity assessment for TOTR using the Liquidity Program procedures to determine that the fund was appropriate for an open-end structure. The procedures included reviewing portfolio concentration, large size portfolio positions, securities subject to stressed conditions, ETF arbitrage needs, among other considerations. In particular, T. Rowe Price reviewed the extended settlement periods and heightened settlement risks regarding CLOs and factored in the standard heavy negotiation to shorten settlement periods. One of the key tenets of the strategy is to have a balanced and diversified approach to risk allocation. The assessment considered that the Fund’s portfolio is expected to be more than 80% in highly liquid assets and significantly below the 15% illiquid investments limit under the 1940 Act. Changes in the portfolio’s liquidity will be monitored in accordance with the Liquidity Program. Additionally, T. Rowe Price considered the liquidity profile of a substantially similar strategy in a mutual fund wrapper, including the analysis of an industry recognized third-party liquidity classification vendor of its portfolio holdings.

CLOs and private MBS will be treated as liquid or illiquid based on the Liquidity Program policies and procedures. The policies and procedures do not require securities to be deemed per se illiquid; rather they call for consideration of all factors deemed relevant in making a liquidity determination. The types of CLOs in which the Fund is anticipated to invest would be classified as moderately liquid. Also, the Fund will not own any of the retained equity pieces of CLO transactions. The private MBS, which we equate as non-agency, residential MBS, in which the Fund is anticipated to invest would be classified as highly liquid. The significant majority of both the CLO and private MBS positions will be rated investment-grade. If the Fund purchases a CLO or private MBS investment that, in the view of T. Rowe Price, the Fund will be unable to dispose of within seven days, the security will be deemed to be illiquid in accordance with the policies and procedures.

5. Comment: (TBUX, Response 21) The staff disagrees with the fund’s position with regard to dollar-weighted average maturity and the term “ultra short.” Rule 35d-1 FAQs along with the names rule adopting release require dollar-weighted average maturity for names of these types. With regard to “ultra short,” it has been the staff’s position as an extension of the names rule release it requires dollar-weighted average maturity of less than two years. Please review and respond.

Response: The Fund’s prospectus states that “under normal conditions the fund’s dollar-weighted average effective maturity will be 1.5 years or less.” The Registrant respectfully refers the staff to its prior response and believes that no changes are required to the current disclosure regarding the Fund’s dollar-weighted average maturity investment guideline for the following reasons. First, there is no statute, rule, regulation or formal guidance by the SEC or its staff that expressly requires funds that use the term “ultra short” in their name to have any specific portfolio maturity limitation. Section 35(d) of the 1940 Act generally prohibits a registered investment company from using a name that the SEC finds to be materially deceptive or misleading. However, neither the SEC nor its staff has promulgated or issued any formal requirements or guidance regarding the use of the term “ultra short” in a fund name. The Registrant believes that its proposed approach is reasonable, fully disclosed, and consistent with the protection of investors and the policies and purposes of Section 35(d). Second, the guidance provided by the staff regarding funds that utilize the terms “short-term”, “intermediate-term” and “long-term” in their name to have a dollar-weighted average maturity of, respectively, no more than 3 years, more than 3 years but less than 10 years, or more than 10 years, does not set forth how dollar-weighted average maturity should be calculated for this purpose. There are a number of reasonable methods that can be used to calculate portfolio maturity, including stated and effective maturity. The existing guidance does not require a fund to use any particular methodology nor does it prohibit a fund from using the method proposed by the Registrant in this case. Third, the Registrant believes that calculating dollar-weighted average maturity in a manner proposed by the Registrant, which factors in the impact of interest rate reset features and demand features on instruments in which the Fund may invest, is a more accurate measure of the Fund’s actual overall maturity. Fixed income instruments with these types of features typically behave like instruments that have a shorter maturity than their stated maturity, and thus use of effective maturity better reflects how a fund’s portfolio is likely to respond to changes in market conditions. The Registrant believes that its dollar-weighted average effective maturity measure will accurately reflect the sensitivity of an ultra short bond portfolio to interest rate changes, consistent with the purpose of the FAQ. Fourth, the SEC itself has recognized that it is appropriate in certain cases to determine compliance with portfolio maturity limitations by reference to whether an instrument held by a fund is subject to interest rate reset or demand features, rather than using the instrument’s stated maturity. For example, under Rule 2a-7 for money market funds, for purposes of calculating compliance with the portfolio maturity limitations under the rule, paragraph (i)(3) provides that long-term variable rate securities are deemed to have a maturity equal to the longer of the period remaining until the next readjustment of the interest rate or the period remaining until the principal amount can be recovered through demand, rather than the ultimate maturity of the instrument. It would be anomalous to require a fund to ignore these features for purposes of Rule 35d-1, while permitting money market funds to factor them into their compliance with the strict portfolio maturity limits under Rule 2a-7. Lastly, the Registrant also notes that many other fund complexes utilize the same or a similar approach as the Registrant’s effective maturity approach to calculate the portfolio maturity of their ultra short bond funds, and the Registrant believes that this is a common practice in the industry.

* * *

If you have any questions or further comments, please do not hesitate to call the undersigned at 410-577-4847.

/s/Seba Kurian
Seba Kurian
Vice President and Senior Legal Counsel, T. Rowe Price Associates, Inc.